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                                                                   EXHIBIT 17(a)


$_____________                                            ________________, 1999


                                 PROMISSORY NOTE


         1. Obligation. For value received, ALFA LEISURE, INC. ("Maker") promises to pay to the order of JOHNNIE R. CREAN ("Holder") the Principal Amount and Interest (both as defined below) in the manner and upon the terms and conditions set forth herein (the "Obligation").


         2. Amount and Payment. The principal amount ("Principal Amount") of this Promissory Note ("Note") is ____________________ and 10/100 Dollars ($___________). The Note shall bear interest on the unpaid Principal Amount at the rate equal to Wells Fargo Bank prime rate. Interest shall be payable monthly on the last day of each month. The entire Principal Amount and any accrued and unpaid Interest shall be all due and payable on demand. Each payment shall be credited first to Interest then due and the remainder to the Principal Amount.

         3. Manner and Place of Payment. Payments of the Principal Amount shall be made in lawful money of the United States of America. Principal is payable at 5163 "G" Street, Chino, California or at such place as Holder may designate in writing.

         4. Prepayment. Maker shall have the right, at its option, to prepay this Note, in part or in full, at any time and from time to time, prior to maturity, without penalty, bonus or charge.

         5. Event of Default. Default in the payment when due of any installment which continues for a period of five (5) days shall constitute an "Event of Default" under this Note.

         6. Acceleration Upon Event of Default. Upon the occurrence of an Event of Default specified in Section 5 above, the then unpaid Principal Amount of this Note shall, at the option of Holder, become immediately due and payable, without further presentment, notice or demand for payment.

         7. Expenses of Enforcement. Maker agrees to pay all reasonable costs and expenses, including, without limitation, reasonable attorneys' fees, as a court of competent jurisdiction shall award, which Holder shall incur in connection with any legal action or legal proceeding commenced for the collection of this Note or the exercise, preservation or enforcement of Holder's rights and remedies thereunder.

         8. Cumulative Rights and Remedies. All rights and remedies of Holder under this Note shall be cumulative and not alternative and shall be in addition to all rights and remedies available to Holder under applicable law.

         9. Governing Law. This Note shall be governed by and interpreted and construed in accordance with the laws of the State of California. Any action or proceeding arising under or pursuant to this Note shall be brought in San Bernardino County, California.

         IN WITNESS WHEREOF, Maker has caused this Note to be executed and delivered at Chino, California as of the day and year first above written.



                                             ALFA LEISURE, INC.



                                             By: /s/ MARK SCHWARTZ
                                                 -------------------------------
                                                     Mark Schwartz,
                                                     Chief Financial Officer